Exhibit 99.2

ENERFLEX LTD.

Report in Respect of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations

In respect of a special meeting of holders (“Enerflex Shareholders”) of common shares (“Enerflex Shares”) of Enerflex Ltd. (“Enerflex” or the “Corporation”) held on October 11, 2022 (the “Special Meeting”), the following sets forth a brief description of the matter which was voted upon at the Special Meeting and the outcome of the vote. The total number of Enerflex Shares represented by shareholders present in person and by proxy at the Special Meeting was 67,948,729, representing 75.8% of the Corporation’s outstanding common shares.

Description of Matter	Outcome of Vote	Votes For	Votes Withheld/Against
Ordinary resolution, the full text of which is set forth in Appendix A of the Management Information Circular of Enerflex dated September 8, 2022 (the “Circular”), to approve the issuance of such number of Enerflex Shares as are required to be issued pursuant to and in connection with the Agreement and Plan of Merger that has been entered into by Enerflex, Enerflex U.S. Holdings, Inc., and Exterran Corporation (“Exterran”), and the holders of common stock of Exterran, all as more particularly described in the Circular.	Resolution Approved	53,866,711 (79.3%)	14,082,018 (20.7%)